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09057123

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2009

Washington, DC
110

SEC FILE NUMBER
8-49671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lincoln International, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W. Madison Street, Suite 3900
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Barr — 312-580-8328
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

AB
3/17

OATH OR AFFIRMATION

I, Robert B. Barr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln International, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
23 day of February, 2009

"OFFICIAL SEAL"
Frances Maus
Notary Public, State of Illinois
Commission Expires 9/21/2011

Frances Maus
Notary Public

Robert B Barr
Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Lincoln International LLC

We have audited the accompanying statement of financial condition of Lincoln International LLC (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lincoln International LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2009

Lincoln International LLC

Statement of Financial Condition
December 31, 2008

Assets		
Cash and equivalent	$	9,265,639
Certificate of deposit		255,030
Accounts receivable		1,481,107
Unbilled client disbursements receivable		244,528
Receivable from related parties		264,748
Prepaid expenses		285,401
Furniture, equipment and leasehold improvements, net		881,417
Other assets		147,248
Total assets	$	12,825,118
Liabilities and Member's Equity		
Liabilities		
Accrued bonuses	$	1,886,000
Accrued profit sharing contribution		546,614
Accrued expenses		445,207
Deferred rent liability		385,701
Total liabilities		3,263,522
Member's equity		9,561,596
Total liabilities and member's equity	$	12,825,118

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: Lincoln International LLC (the Company) (an Illinois limited liability company) is in the business of investment banking and providing merger and acquisition, debt advisory, and other services related to middle market businesses worldwide. The Company operates from offices in Chicago, Los Angeles, and New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement.

The Company is a wholly owned subsidiary of Lincoln Partners LLC (the Parent). The majority members of the Parent are Robert Bruce Barr and Lawrence James Lawson, III, who serve as managers of the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalent: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds.

Fair Value of Financial Instruments: Investments are recorded on trade date and reflected at fair value in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). Unrealized gains and losses are reflected in income.

Revenue Recognition and Accounts Receivable: Investment banking fees are recognized at the time the transaction is completed and the income is reasonably determinable. Advisory fees are recognized as earned. Accounts receivable represents amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for doubtful accounts are based primarily on historical collection experience.

Furniture, Equipment and Leasehold Improvements: Depreciation and amortization are computed under accelerated or straight-line methods over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements (straight-line)	Lease term

Income Taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent, which is a flow-through entity. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

Recently Issued Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standards (SFAS) Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of SFAS 157, for assets and liabilities measured and reported at fair value. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following summarizes the Company's assets accounted for at fair value at December 31, 2008 using the fair value hierarchy of SFAS 157:

Description	Level 1	Level 2	Level 3	Total
Cash equivalent				
Money market funds	$ 5,001,322	$ -	$ -	$ 5,001,322
Certificate of deposit	-	255,030	-	255,030
Total assets at fair value	$ 5,001,322	$ 255,030	$ -	$ 5,256,352

Note 3. Furniture, Equipment and Leasehold Improvements

At December 31, 2008, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$ 1,748,621
Leasehold improvements	488,962
	2,237,583
Accumulated depreciation and amortization	(1,356,166)
	$ 881,417

Note 4. Commitments

The Company leases office space for its Chicago office under a noncancelable operating lease agreement that expires on December 31, 2015.

In addition, the Company has an operating lease on its New York City office that expires on February 29, 2012. In connection with the lease, the Company has delivered an irrevocable standby letter of credit to the primary landlord in the amount of $233,523. The letter of credit is collateralized by the Company's certificate of deposit, which bears interest at 1.98 percent, and matures on August 7, 2009.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs, are approximately as follows:

2009	$ 843,000
2010	867,000
2011	890,000
2012	514,000
2013	449,000
Thereafter	938,000
	$ 4,501,000

Note 5. Employee Benefit Plan

The Company maintains a qualified profit-sharing and 401(k) plan for the benefit of all employees who have attained age 18. Any employer match of participants' contributions is discretionary and is only for eligible employees who have worked 1,000 hours during the year and have completed six months of service.

Note 6. Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 7. Related-Party Transactions

The Company earns assistance fees from and incurs assistance fees to other entities affiliated by common ownership. At December 31, 2008, the Company had a receivable from these affiliates of approximately $264,700.

The Company receives a management fee equal to 85 percent of the revenue earned by Lincoln Partners Advisors LLC, an entity affiliated by common ownership.

Certain members of the Parent are affiliated with Riverlake Partners L.L.C. (Riverlake), a private equity fund, which refers business to the Company. Riverlake reimburses the Company for expenses paid and services performed on its behalf.

The Company incurs certain business promotion expenses paid by an entity affiliated through common ownership.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain "net capital" of $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $5,847,000 and $218,000, respectively. The net capital rule may effectively restrict distributions to the Parent.

Note 9. Subsequent Event

Subsequent to year-end, the Company made a distribution to the Parent in the amount of $3,000,000 that originated from 2008 earnings.